EXHIBIT 20

                                                         FOR IMMEDIATE RELEASE
                                                                 June 25, 1996

ZURN ANTICIPATES REDUCED FIRST QUARTER EARNINGS

Erie, PA...Zurn Industries, Inc. (NYSE: ZRN) announced today that it had determined its pretax earnings for the first quarter of fiscal 1997 ending June 30, 1996 would be reduced by approximately $3 million, or $.15 per share, because of adverse weather and labor conditions at the Australian site of the power plant being constructed by the 50% owned joint venture of its Power Systems segment. The Company expects to report first quarter earnings on July
18. Earnings from continuing operations for the quarter ended June 30, 1995 were $.23 per share.

Commenting on the recent deterioration in the project, Zurn Chairman and Chief Executive Officer Robert R. Womack expressed the Company's disappointment with the underperformance and stated that, "Immediate action is being taken to strengthen our confidence in the Power Systems operations, including management changes and the retention of an international management consulting firm to provide assistance in achieving operational improvements." Mr. Womack also noted that, "Fiscal 1997 will be critical to the determination of whether the Power Systems business can return to profitability and achieve returns sufficient to warrant additional investments."

Zurn Industries, Inc. is an industry leader in manufacturing and marketing plumbing products, in supplying equipment and engineering services for small to mid-size power generation plants and in providing construction services.

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Contact: Steve Adams
ZURN INDUSTRIES, INC.
Erie, PA 814/452-2111












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